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16021738

SEC
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Section
AUG 26 2016
Washington DC
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Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WFG Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2711 N. Haskell Avenue, Suite 2900
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss-Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WFG INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2016

OATH OR AFFIRMATION

I, David W. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WFG Investments, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA PETERSON
Notary Public, State of Texas
Comm. Expires 05-23-2020
Notary ID 130673573

Patricia Peterson
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WFG INVESTMENTS, INC.

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

8750 North Central Expressway, Suite 300
Dallas, TX 75231

T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
WFG Investments, Inc.

We have audited the accompanying statement of financial condition WFG Investments, Inc. (the "Company") as of June 30, 2016, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WFG Investments, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of WFG Investments, Inc.'s financial statements. The information in Schedule I is the responsibility of WFG Investments, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams

Dallas, Texas
August 24, 2016

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2016

ASSETS

Cash and cash equivalents	$ 611,558
Concessions receivable	489,066
Receivable from broker-dealers and clearing organizations	104,983
Securities owned at fair value	4,108,337
Secured demand note–related party	200,000
Employee advances	62,353
Prepaid expenses	194,060
Other assets	80,659
Deferred tax asset - parent	472,314
	$ 6,323,330

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 32,372
Accrued expenses	586,681
Payable to broker-dealers and clearing organizations	1,556,530
Commissions payable	1,164,905
Note payable	417,363
Securities sold, not yet purchased, at fair value	174,399
State income taxes payable-parent	61,691
Due to affiliates	35,027
	4,028,968
Liabilities subordinated to the claims of general creditors	400,000
Total liabilities	4,428,968
Stockholder's equity	
Common stock, 100,000 shares authorized with no par value, 10,000 shares issued, 9,500 shares outstanding	1,000
Additional paid-in capital	1,150,000
Retained earnings	793,362
Treasury stock, 500 shares, at cost	(50,000)
Total stockholder's equity	1,894,362
	$ 6,323,330

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Operations
For the Year Ended June 30, 2016

Revenues	
Commission income	$ 21,080,912
Sale of investment company shares	6,570,174
Gains or (losses) on firm securities trading accounts	7,648,081
Other income	1,927,468
Interest income	201,501
	37,428,136
Expenses	
Commissions and clearance paid to all other brokers	28,675,075
Technology and communications	46,667
Regulatory fees and expenses	279,761
Interest expense	75,137
Other expenses	9,186,637
	38,263,277
Income before income taxes	(835,141)
Federal income tax expense (benefit)	(236,873)
Provision for state income taxes	42,654
Net Income (loss)	$ (640,922)

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-In Capital	Retained Eamings	Treasury Stock	Total
Balances at June 30, 2015	$ 1,000	$ 650,000	$ 1,434,284	$ (50,000)	$ 2,035,284
Net income (loss)			(640,922)		(640,922)
Paid-in Capital		500,000			500,000
Balances at June 30, 2016	$ 1,000	$ 1,150,000	$ 793,362	$ (50,000)	$ 1,894,362

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2016

Balance at June 30, 2015	$ 400,000
Increases	--
Decreases	--
Balance at June 30, 2016	$ 400,000

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flows from operating activities:	
Net income (loss)	$ (640,922)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	1,153
Decrease in concession receivable	218,350
Decrease in securities owned at fair value	1,581,145
Decrease in prepaid expenses	6,816
Decrease in employee advances	64,705
Decrease in other assets	239,256
Increase in federal deferred tax asset-parent	(236,873)
Decrease in accounts payable	(2,645)
Decrease in accrued expenses	(323,266)
Decrease in payable to broker-dealers and clearing organizations	(1,573,846)
Decrease in commissions payable	(281,536)
Increase in securities sold short, not yet purchased at fair value	46,762
Decrease in state income tax payable-parent	(4,055)
Decrease in due to affiliates	(2,791)
Net cash provided (used) by operating activities	(907,747)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Increase in Paid-in Capital	500,000
Increase in note payable	41,025
Principal payments on note payable	(129,508)
Net cash provided (used) by financing activities	411,517
Net increase in cash and cash equivalents	(496,230)
Cash and cash equivalents at beginning of year	1,107,788
Cash and cash equivalents at end of year	$ 611,558

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Interest	$ 75,137
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2016

Note 1 - Summary of Significant Accounting Policies

WFG Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas Corporation and is a wholly-owned subsidiary of Williams Financial Group, Inc. (the "Parent"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's clearing broker-dealers.

Purchases and sales of securities are recorded on a trade date basis. Commission and concession revenue and expense are recorded on a trade date basis.

Concessions receivable and receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities readily marketable are carried at fair value based upon quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Other assets consist primarily of unsecured forgivable promissory notes from registered representatives. Each note has a term of no more than 60 months. One fifth of each note including accrued interests is forgiven each year.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Note 1 - Summary of Significant Accounting Policies, continued

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with Company's year ending June 30, 2019. The Company is currently assessing the potential impact of this ASU on its financial statement.

In August 2014, the FASB issued 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This ASU requires management to assess the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending June 30, 2016. Early adoption is permitted. There was no material effect on the Company's financial statements.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial

Note 2 - Fair Value Measurements, continued

assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

Equity securities: Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Corporate bonds and certain obligations of government agencies or states, municipalities and political subdivisions are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Securities owned and securities sold not yet purchased represent trading and investment securities at fair value at June 30, 2016 consist of the following (presented based upon classification in fair value hierarchy):

Note 2 - Fair Value Measurements, continued

	Securities Owned			
	Level 1	Level 2	Level 3	Total
Equity Securities	$ 101,243	$ --	$ --	$ 101,243
Mutual Funds	3,614			3,614
US Government Debt	--	29,767	--	29,767
Corporate Bonds	--	2,057	--	2,057
Municipal Bonds	--	3,971,656	--	3,971,656
	$ 104,857	$ 4,003,480	$ --	$ 4,108,337

	Securities Sold Not Yet Purchased			
	Level 1	Level 2	Level 3	Total
Municipal Bonds	98,634	$ 75,765	$ --	$ 174,399
	$ --	$ 75,765	$ --	$ 174,399

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended June 30, 2016.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2016, the Company had net capital of approximately $1,130,823 and net capital requirements of $153,203. The Company's ratio of aggregate indebtedness to net capital was 2.03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is a member of a group that files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Note 5 - Income Taxes, continued

At June 30, 2016, $472,314 was receivable from the Parent for federal income taxes and $61,691 was payable to Parent for state income taxes.

The company has a net operating loss carryforward of approximately $1,405,419 available to offset future taxable income and expires as follows:

Year Ended June 30,	
2030	$ 741,777
2031	663,642
	$ 1,405,419

	Deferred Tax Asset June 30, 2015	Current Period Changes	Deferred Tax Asset June 30, 2016
Federal	$ 283,411	$ 190,049	$ 473,990
Valuation Allowance	(48,500)	46,824	(1,676)
Amount per Balance Sheet	$ 235,441	$ 236,873	$ 472,314

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 6 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits.

Note 7 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 3.375% at June 30, 2016.

Note 8 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Salaries and compensation, as well as other operating expenses such as rent, are paid by WFG Management Services, Inc., ("Management"). The Company reimbursed Management for those expenses. The Company paid $5,069,749 to Management for the year ended June 30, 2016 which is included in other expenses. The Company acts as a paying agent for WFG Advisors, LP. Advisory fees of $15,121,579 were received by the Company and remitted to registered persons of WFG Advisors, LP.

Note 9 - Liabilities Subordinated to Claims of General Creditors–Related Party

Borrowings under subordination agreements at June 30, 2016 are as follows:

Liabilities pursuant to secured demand note collateral agreements–12% interest due September 30, 2016, fully collateralized by cash and securities.	$ 200,000
Subordinated note to stockholder–12% interest beginning August 31, 2004, due September 30, 2016.	200,000
	$ 400,000

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense, paid to a related party, for the period ending June 30, 2016 was $48,000.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business. As of June 30, 2016 the parties in these cases were seeking damages of approximately $5.0 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined.

Note 11 - Notes Payable

Included in the Company's liabilities are notes payable to Financial Industry Regulatory Authority issued in December 2014 for $525,000 and in December 2015 for $42,500. The Notes each have an interest rate of 6.25% and terms of four years with fixed monthly payments of $12,400, and two years with fixed monthly payments of $1,425, respectively.

The Aggregate maturities of notes payable as of June 30, 2016 is as follows: $147,026 for the year ending June 30, 2017, $149,056 for the year ending June 30, 2018, and $72,330 for the year ending June 30, 2019.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2016

Schedule I

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 1,894,362
Add:		
Liabilities subordinated to claims of general creditors		400,000
Total capital and allowable subordinated liabilities		2,294,362
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 80,659	
Concessions receivable	83,806	
Prepaid expenses	194,060	
Employee advances	62,353	
Federal income taxes receivable-parent	472,314	(893,192)
Net capital before haircuts on securities positions		
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Exempted securities	$ 244,036	
Debt securities	54	
Other securities	26,257	(270,347)
Net capital		$ 1,130,823
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 32,372
Accrued expenses		586,681
Note payable		417,363
Commissions payable		1,164,905
State income taxes payable-parent		61,691
Due to affiliates		35,027
Total aggregate indebtedness		$ 2,298,039

Schedule I (continued)

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 153,203
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 153,203
Net capital in excess of required minimum	$ 977,620
Excess net capital at 1000%	$ 901,019
Ratio: Aggregate indebtedness to net capital	2.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM
8750 North Central Expressway, Suite 300
Dallas, TX 75231
T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
WFG Investments, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) WFG Investments, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which WFG Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) WFG Investments, Inc. stated that WFG Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. WFG Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WFG Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams

Dallas, Texas
August 24, 2016

WILLIAMS
FINANCIAL GROUP

WFG Investments, Inc.'s Exemption Report

WFG Investments, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. § 240,15c3-3(k)(2)(ii) for the year ended June 30, 2016 without exception.

WFG Investments, Inc

I, David Williams affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

By: David Williams

Title: President

July 29, 2016

2711 N. Haskell Ave., Suite 2900 Dallas, Texas 75204
tf 800.225.3650 p 972.661.8700 f 972.661.5031 w williams-financial.com